August 12, 2025

Christopher Bellacicco
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072 (“Registrant”)

Dear Mr. Bellacicco:

On June 6, 2025, the Registrant, on behalf of its series, Nelson Select ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on July 16, 2025, you provided comments to the amendment. Below, please find those comments and the Registrant’s responses.

Prospectus

Comment 1: Under the heading “Example,” please add disclosure indicating that the example assumes that the fee waiver is in place for the time period shown. See Instruction 4(a) of Item 3 of Form N-1A.

Response: The Registrant has added the following sentence in the second paragraph under the heading “Example.”

The Example further assumes that the Fund’s operating expense limitation agreement will only be in place for the term specified above.

Comment 2: If the Fund plans to invest in certain geographies or industries, please revise the principal investment strategies and risk disclosures accordingly.

Response: The Registrant confirms that it does not intend to invest in certain geographies or industries.

Comment 3: Please add disclosure under the “Principal Investment Strategies” heading clarifying what determines when the Fund will invest in underlying funds and when it will invest in equity securities directly.

Response: The Registrant confirms that the Adviser may invest in an underlying fund, rather than directly in equity securities, when the Adviser seeks to provide the Fund with a more diverse exposure to a particular sector. The Registrant added the following disclosure after the second sentence of the second paragraph under the “Principal Investment Strategies” as follows.

When the Adviser seeks to provide the Fund with more diverse exposure to a particular sector, the Fund may invest in an Underlying Fund, rather than directly in equity securities.

Comment 4: Please clarify that the Fund may invest in emerging markets in the second paragraph under the “Principal Investment Strategies.”

Response: The Registrant has added the following sentence after the third sentence in the second paragraph.

The Fund may invest in emerging markets.

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If you have any questions or additional comments, please call the undersigned at 216-566-5706 or Zeynep Kart at 614-469-3215.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla